Exhibit 99.1

QIWI Launches the New Website for Investors

NICOSIA, CYPRUS – January 22, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced the launch of the new website for investors following the completion of its corporate restructuring.

The investor website https://investor.qiwi.com/ will be redirected to a new domain qiwi.global. We encourage you to visit the new investor website at the link - https://qiwi.global/.

The new QIWI Investor Relations email address is ir@qiwi.global.

We hope you will find the new website and email address convenient for your work.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech and digital marketing services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases, services in marketing automation and advertising technologies and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global